April 5, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN:	Mr. Mark Cowan

Document Control – EDGAR

RE:	Columbia Funds Variable Series Trust II (the “Registrant”)

Columbia Variable Portfolio – Managed Volatility Fund (the “Fund”)

Post-Effective Amendment No. 19

File No. 333-146374 / 811-22127

Dear Mr. Cowan:

This letter responds to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 13, 2012 with respect to the Post-Effective Amendment filing referenced above. Comments and responses are outlined below:

GENERAL

COMMENT NO. 1:	Please advise the Staff whether the Fund was developed for use with an affiliated insurance company’s income and withdrawal benefit option.

RESPONSE:	The Fund was developed for use by RiverSource Life Insurance Company and RiverSource Life Insurance Co. of New York (collectively, “RiverSource Life”) where holders of variable annuity contracts have elected a guaranteed income and withdrawal benefit rider that requires investment in the Fund. RiverSource Life is an affiliate of Ameriprise Financial, Inc., which is the parent company of Columbia Management Investment Advisers, LLC (“Columbia Management”), the Fund’s investment manager.

COMMENT NO. 2:	Please advise the Staff whether the Fund’s investment adviser receives inputs or communications from an affiliated insurance company to assist it in making allocation decisions for the Fund.

RESPONSE:	Columbia Management will provide day-to-day portfolio management services to the Fund. As currently contemplated, shares of the Fund will be made available only to accounts of RiverSource Life as underlying investments for variable annuity contracts. As such, RiverSource Life will be the sole shareholder of the Fund. Columbia Management may, from time to time, communicate with RiverSource Life concerning the Fund (including, but not limited to, engaging in discussions regarding investment allocations or targeted volatility levels within the Fund’s portfolio), but RiverSource Life will not, through such communications or other means, be assisting in or directing the portfolio management of the Fund. Columbia Management may consider such communications from RiverSource Life, but Columbia Management is solely responsible for buy/sell decision-making with respect to the Fund’s investments.

FEES AND EXPENSE TABLE (p. 3)

COMMENT NO. 3:	Please provide a completed fees and expense table to the Staff for review.

RESPONSE:	Please see Exhibit A to this letter.

COMMENT NO. 4:	There is a line item for distribution (12b-1) fees within the Fund’s fees and expense table. Please explain to the Staff the purpose of the fee for this type of fund.

RESPONSE:	Pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, the Fund’s Board of Trustees has approved, and the Fund has adopted, a distribution and/or shareholder servicing (12b-1) plan of the reimbursement type which sets the distribution and/or service fees that are periodically deducted from the Fund’s Class 2 share assets (which is currently the only share class offered by the Fund). The structure of the Fund’s Class 2 shares with respect to 12b-1 fees is consistent with other Class 2 shares offered by other funds of the Registrant.

Under the plan, the Fund will reimburse the Fund’s distributor for various costs paid and accrued in connection with the distribution of the Funds’ shares and the servicing of holders of the Fund through variable life insurance or annuity contracts (“Variable Contracts”) issued by affiliated insurance companies (the “Life Companies”). The structure of the Fund’s Class 2 shares with respect to 12b-1 fees is consistent with other Class 2 shares offered by other funds of the Registrant. Services to Variable Contract holders may include printing and mailing prospectuses, Statements of Additional Information, supplements, and reports to existing and prospective Variable Contract owners; preparation and distribution of advertisement, sales literature, brokers’ materials and promotional materials relating to the Fund; presentation of seminars and sales meetings describing or relating to the Fund; training sales personnel regarding the Fund; compensation of sales personnel for sale of the Fund’s shares; compensation of sales personnel for assisting Life Companies or Variable Contract owners with respect to the Fund’s shares; overhead of the distributor and its affiliates appropriately allocated to the promotion of sale of the Fund’s shares; and any other activity primarily intended to result in the sale of the Fund’s shares, including payments to Life Companies.

CERTAIN PRINCIPAL RISKS OF THE UNDERLYING FUNDS (p. 13)

COMMENT NO. 5:	Consider removing the section entitled “Certain Principal Risks of the Underlying Funds” (and the information thereunder) from the “More Information About the Fund” section of the prospectus, in light of such risk disclosures already having been included in an appendix within the Fund’s prospectus.

RESPONSE:	The Fund’s prospectus will be revised accordingly.

COMMENT NO. 6:	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the Fund acknowledging that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:	The Registrant agrees to make such representations.

The Staff had no additional comments except the requirement to make the following representation on behalf of the Registrant:

In connection with the filing listed above, the Registrant hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Anna Butskaya at (612) 671-4993.

Sincerely,

/s/ Joseph L. D’Alessandro

Joseph L. D’Alessandro

Vice President and Group Counsel

Ameriprise Financial, Inc.

Exhibit A

Fees and Expenses

(pending the Fund’s Board of Trustees’ approval)

Columbia Variable Portfolio – Managed Volatility Fund

FEES AND EXPENSES OF THE FUND

This table describes the Fund’s fees and expenses that you may pay if you buy a variable annuity and allocate your purchase payments or premiums to subaccounts that invest in the Fund. The table does not reflect any charges or expenses imposed by insurance companies on subaccounts or contracts. If such sales charges or expenses had been included, the expenses set forth below would be higher. In addition to the total annual Fund operating expenses that the Fund bears directly, the Fund’s shareholders indirectly bear the expenses of the underlying funds (or acquired funds) in which the Fund invests. The Fund’s “Acquired fund fees and expenses,” based on its anticipated allocations to the underlying funds, is as shown. Because acquired funds will have varied expense and fee levels and the Fund may own different proportions of acquired funds at different times, the amount of fees and expenses incurred by the Fund with respect to such investments will vary.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class 2
Management fees(a)	0.25%
Distribution and/or service (12b-1) fees	0.25%
Other expenses(b)	0.10%
Acquired funds fees and expenses(b)	0.42%
Total annual fund operating expenses	1.02%

(a)

Columbia Management Investment Advisers, LLC (the Investment Manager) has implemented a schedule for the Fund’s investment advisory fees whereby the Fund pays (i) 0.00% on its assets that are invested in underlying funds; and (ii) 0.66% on the first $0.5 billion gradually reducing to 0.49% on its assets invested in securities (other than underlying mutual funds that pay an investment advisory fee to the Investment Manager), including other funds advised by the Investment Manager that do not pay an investment advisory fee, exchange-traded funds, derivatives and individual securities.

(b)	These expenses are based on estimated amounts for the current fiscal year.

Example

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem your investment at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not reflect the fees and expenses that apply to your Accounts that may own shares directly. Inclusion of these charges would increase expenses for all periods shown. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years
Class 2	$104	$323